February 18, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549-4561
Mail Stop 4561

Attention: Stephen Krikorian

Re:	Bottomline Technologies (de), Inc.
Form 10-K for the fiscal year ended June 30, 2009 filed September 11, 2009
Form 8-K filed on August 5, 2009
Form 8-K filed on October 22, 2009
File No. 000-25259

Ladies and Gentlemen:

Set forth below are responses to the comments on Bottomline Technologies (de), Inc.’s (“Bottomline” the “Company” or “we”) Form 10-K for the fiscal year ended June 30, 2009 and Forms 8-K filed on August 5, 2009 and October 22, 2009, respectively, provided to Bottomline in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 28, 2010 (the “Letter”). The responses are keyed to the number of the comments in the Letter and to the headings used in the Letter.

Form 8-K’s filed on August 5, 2009 and October 22, 2009

Comment No. 1

We believe the non-GAAP operating statement columnar format appearing in your Form 8-K’s filed on August 5, 2009 and October 22, 2009 conveys undue prominence to a statement based on non-GAAP information.  Please tell us how you considered Question 102-10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K or Regulation G.

Response to Comment No. 1

We have reviewed Question 102-10 of the Staff’s Compliance and Disclosure Interpretations and, in light of that literature, agree with the Staff’s position. Our future filings will not include a full non-GAAP income statement.

Form 10-K for the Fiscal Year ended June 30, 2009

Item 6.  Selected Financial Data, page 24

Comment No. 2

We note that you are separately presenting the stock-based compensation expense from its applicable expense line item here and throughout your MD&A disclosures.  This presentation causes each expense line item to be a Non-GAAP amount since they exclude expenses that are included in the GAAP line-items.  Indicate why your presentation is not consistent with your audited statement of operations included on page 55.

Response to Comment No. 2

The Company had presented stock compensation expense explicitly within its MD&A tabular disclosures in an effort to prominently identify a significant individual element of expense and to provide financial statement users with that information. It was not our intent to present a non-GAAP measure of performance.

We appreciate the Staff’s perspective on this matter and we advise that all future filings will include stock compensation expense as a component of the underlying functional expense category within MD&A and that, to the extent we think it appropriate to include disclosure regarding specific stock based compensation expense, we will do so in the discussion relating to the relevant item. We also advise that we have incorporated this revised presentation into our Form 10-Q for the period ending December 31, 2009, which was filed with the SEC on February 8, 2010.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, and Significant Judgments and Estimates
Goodwill and Intangible Assets, page 30

Comment No. 3

 We have reviewed your goodwill and intangible assets policy.  Please consider expanding your disclosures in future filings for the items noted below:

•	Amount of goodwill allocated to each reporting unit;
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;
•
Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response to Comment No. 3

We appreciate the Staff’s suggestions relative to our critical accounting policy disclosures. We confirm that for each reporting unit with a material amount of goodwill that is “at risk” (i.e., it is reasonably likely that the reporting unit will fail a future “Step 1” impairment test) we will consider each of these points for inclusion in our June 30, 2010 Form 10-K disclosures.

Results of Operations, page 33

Comment No. 4

Tell us how you considered quantifying the reasons for your fluctuations in your line items year over year.  Your current disclosures appear to be unclear to readers as to which items are the significant factors.  For example, in your discussion of banking solutions on page 33, you state revenue increased from several large new and ongoing banking projects.  Similarly, on page 36, you identify several expenses that increased in sales and marketing, but your disclosures do not quantify the total increase in sales and marketing year over year.  Your enhanced disclosures should enable a reader to better understand the extent to which operating results were impacted by specific factors.  See Section III.B.4 of SEC Release 33-8350.  Similar concerns apply to your disclosures in your Form 10-Q for the quarter ended September 30, 2009.

Response to Comment No. 4

In preparing our analysis of operating results, including identifying reasons for significant fluctuations between periods, we sought to identify and disclose those operating factors that were accountable for the majority of the period-to-period fluctuation. In many cases within Management’s Discussion and Analysis (“MD&A”) our qualitative disclosure around operating results was preceded by terms such as “primarily”, “principally”, “largely” and other similar qualifiers. We believe that this disclosure accurately conveyed to financial statement readers that such underlying events were the significant factors affecting changes in our operating results. In addition, we respectfully note that the Company did provide quantitative disclosure on two pervasive factors affecting operating results: the impact of foreign exchange rate changes and the impact of restructuring related events.

However, we agree with the Staff’s overall objective of enhancing the usefulness of our MD&A disclosures. Accordingly we advise that in future filings, where numerous factors may have served to contribute to an overall change, we will identify which of those factors was the most significant and, where it is reasonably practicable to do so, we will quantify those changes.

Comment No. 5

We note that you provide a discussion of revenues by segment.  Tell us how you considered providing a discussion of profitability by segment.  Refer to FRR 501.06.a.

Response to Comment No. 5

FRR 501.06a instructs that companies operating in multiple segments should consider segment revenues, profitability and cash needs for purposes of evaluating whether such disclosures are necessary to enhance a reader’s understanding of the business.

We agree with the Staff’s observation and will expand our segment disclosures in future filings to include a discussion of segment profitability, not merely a discussion of segment revenues.

Liquidity and Capital Resources, page 42

Comment No. 6

We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows.  This does not appear to contribute substantively to an understanding of your cash flows, Rather, it repeats items that are readily determinable from the financial statements.  When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows.  These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.  Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.  Similar concerns apply to your disclosures in your Form 10-Q for the quarter ended September 30, 2009.

Response to Comment No. 6

Section IV.B.1 of SEC Release 33-8350 instructs that the discussion and analysis of operating cash flows should not be limited by the manner of presentation in the statement of cash flows. Accordingly, we agree with the Staff’s observation and will enhance our discussion of operating cash flows in future filings to ensure that this disclosure is more useful to a reader of our financial statements.

Consolidated Financial Statements
Consolidated Statements of Operations, page 55

Comment No. 7

We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations which includes a total of share-based compensation.  Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A.  The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation.  Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings.  In addition, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06), Section I.B.2.

Response to Comment No. 7

We have reviewed Section I.B.2 of the Division of Corporation Finance’s “Current Accounting and Disclosure Issues”, updated November 30, 2006. We have also reviewed Staff Accounting Bulletin 107, paragraph F. Based on this literature, we believe that presenting additional disclosure on the face of the Company’s Consolidated Statement of Operations via a parenthetical note to the affected financial statement line items is permissible. We agree, however, with the Staff’s observation that such a presentation should not include a tabular presentation that totals to the aggregate share based compensation included in the various financial statement line items.

Accordingly, we advise that our future filings will reflect revised disclosure that, while still presented on the face of our statement of operations, will not include a table totaling aggregate share based compensation. We also advise that we have incorporated this revised presentation into our Form 10-Q for the period ending December 31, 2009, which was filed with the SEC on February 8, 2010.

Consolidated Statements of Cash Flows, page 57

Comment No. 8

We note that you net the line items, accounts payable, accrued expenses, deferred revenue and other long-term liabilities into one line item in your statement of cash flows.  You also present on a single line item, inventory, prepaid expenses and other current assets and other assets.  Tell us how you considered presenting these items on separate line items.  In this regard, the reconciliation should separately report all major classes of reconciling items.  See paragraph 29 of SFAS 95.

Response to Comment No. 8

Paragraph 29 of SFAS 95 requires that the reconciliation of net income to net cash flow from operating activities separately report all major classes of reconciling items. We agree with the

Staff’s observation that major reconciling line items should be presented separately, rather than on a net basis, in the statement of cash flows.

To that end, the Company began reporting deferred revenue as a separate category within its cash flow statement with the Form 10-Q for the period ending September 30, 2009. We advise that all future filings on Form 10-K will include major reconciling items presented as single line items within the statement of cash flows.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me directly at (603) 501-5240.

Very truly yours,

/s/ Kevin Donovan
Kevin Donovan
Chief Financial Officer and Treasurer

Cc:           Robert Eberle, President and CEO